

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

July 29, 2009

Mr. Charles Hazzard
Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, NV 89052

Re: Game Plan Holdings, Inc.
        Registration Statement on Form S-1
        Filed July 22, 2009
        File No. 333-160730

Dear Mr. Hazzard:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails to materially comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments at this time, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Form S-1

General

1. You did not include in your registration statement a report of an independent registered public accounting firm as is required by Rule 2-02 of Regulation S-X. Please refile your registration statement with the report included.

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. You may direct any questions to Ryan Houseal, Attorney-Advisor, at (202)551-3105 or, in his absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (949) 453-8774
        Lawrence Horwitz, Esq.
        Horwitz, Cron & Jasper, PLC